

February 11, 2014

Via E-mail
David J. Sorkin
General Counsel
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re:** **KKR & Co. L.P.**
> **Registration Statement on Form S-4**
> **Filed January 15, 2014**
> **File No. 333-193359**

Dear Mr. Sorkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that a subsidiary of KKR manages KFN's day-to-day operations and all of KFN's executive officers and two of KFN's directors are employees of KKR or one or more of its subsidiaries. It appears that KKR is an affiliate of KFN and the transaction is subject to Exchange Act Rule 13e-3. Control is defined in Exchange Act Rule 12b-2 to include "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether by contract, or otherwise." Please file a Schedule 13E-3 with respect to the transaction or provide an alternative analysis with respect to the application of Rule 13e-3.

2. Please provide us with copies of any board books or similar materials prepared by the financial advisors.

Summary

Conditions to Consummation of the Merger, page 15

3.   Please quantify the amount of KFN indebtedness subject to the payoff letter.

Background of the Merger, page 58

4.   Throughout this section you refer to KKR representatives who appear to have played material roles in structuring the transaction and negotiating the merger. Please identify those individuals. We note the following nonexclusive examples:

- The KKR individual(s) who informed Mr. Hazen that KKR was considering making an acquisition offer in October 2013.

- The KKR representative that Mr. Farr contacted regarding modification or elimination of the termination fee in the management contract.

- The KKR representative who was informed of the transaction committee's determination regarding the initial proposal on or about November 13, 2013 and the representative who indicated that KKR was unwilling to consider a cash transaction.

- The KKR representatives who communicated the revised proposals to the transaction committee and its advisors on November 19 and November 26, 2013.

5.   To the extent the KFN transaction committee discussed its decision not to seek other bidders, please expand your disclosures to describe these discussions, including the reasons(s) why they did not seek competing bids.

6.   Please disclose the reason(s) for the transaction committee's preference for merger consideration consisting entirely of cash.

7.   Please identify the material terms of the draft merger agreement, other than the consideration, that Wachtell reviewed with the KFN board on December 13, 2013.

8.   Please expand the descriptions of the December 15 and December 16, 2013 KKR managing partner board and conflicts committee meetings to describe the potential financial and legal implications discusses.

9.   Please describe the financial analyses Goldman Sachs discussed with KKR's managing partner's board on December 15 and December 16, 2013.

10.   Please describe the update on the status of the transaction that KKR management provided to KKR's managing partner's board on December 16, 2013.

Recommendation of the KFN Board of Directors; KFN Reasons for the Merger, page 64

11.   We note that the transaction committee believed the merger would provide an attractive alternative to the continued operation of KFN as a standalone entity and the repurchase of a portion of KFN's outstanding common stock. Please provide more detail regarding those alternatives as well as any other alternatives considered by the transaction committee. Describe why the transaction committee believed the merger would be more attractive to the alternatives.

Opinion of the Fairness Advisor to the KFN Transaction Committee

Historical Stock Trading Analysis, page 70

12.   The historical stock trading analysis states that Sandler O'Neill reviewed the historical trading prices for KFN shares, yet the premium presented is based only on the December 12, 2013 stock price. To the extent Sandler O'Neill performed any analyses using historical prices, please describe these analyses. If Sandler O'Neill did not perform any analyses using historical prices, please expand the statement that Sandler O'Neill observed that the merger consideration reflected a premium to the historical prices to further explain these observations.

KKR – Net Present Value Analysis, page 75

13.   Please explain how the economic net income multiples ranging from 8.0x to 13.0x and the discount rates ranging from 8.0% to 13.0% were selected.

Analysis of Selected Merger Transactions, page 76

14.   Please indicate whether the identified transactions were the only mergers meeting the selection criteria. If there were additional transactions meeting the selected criteria that were not included in the analysis, please explain the basis for their exclusion.

15.   Please expand the discussion to explain why the first group of mergers and acquisitions were selected from a timeframe of less than two years and the second group of mergers and acquisitions were selected from a six year timeframe.

Interests of Directors and Executive Officers of KFN in the Merger

Outstanding KFN Equity-Based Awards…, page 81

16.   Please include a column in the table showing the value of the restricted shares and restricted phantom shares assuming accelerated vesting and include a row in the table showing the totals.

Material U.S. Federal Tax Consequences of KKR Common Unit Ownership, page 136

17.   Please provide an opinion of counsel addressing KKR's tax treatment as a partnership as KKR's tax treatment is material to the KFN shareholders.

Annex A

18.   Please include a list identifying the contents of all omitted schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director